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FORM 4
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                                             ___________________________________
                                             |          OMB APPROVAL           |
[ ] Check this box if no longer subject      ___________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:            32350287 |
    obligations may continue.  See           | Expires:       January 31, 2005 |
    Instruction 1(b).                        | Estimated average burden        |
                                             |  hours per response......  0.5| |
                                             ___________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
           17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*

   McNamara          James              J.
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   (Last)            (First)            (Middle)

c/o National Auto Credit, Inc.
555 Madison Avenue, 29th Floor
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   (Street)

   New York          New York           10022
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   (City)            (State)            (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   National Auto Credit, Inc. (NAKD)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   April 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ x ] Director                             [ x ] 10% Owner
   [ x ] Officer (give title below)           [   ] Other (specify below)

   Chairman of the Board and Chief Executive Officer
   --------------------------------------------------
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
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Form 4 (continued)

                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                       2. Trans-      3. Trans-                                     5. Amount of       6. Ownership
                          action         action       4. Securities Acquired (A)       Securities         Form:        7. Nature of
                          Date           Code            or Disposed of (D)            Beneficially       Direct (D)      Indirect
1. Title of               (Month/     (Instr. 8)         (Instr. 3, 4 and 5)           Owned at           or Indirect     Beneficial
   Security               Day/        ----------      --------------------------       End of Month       (I) (Instr.     Ownership
   (Instr. 3)             Year)       Code    V       Amount  (A) or (D)   Price       (Instr. 3 and 4)   4)              (Instr. 4)
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
Common Stock,           04/18/02       P              589,175  A           $0.15       1,389,275              D
par value $.05
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====================================================================================================================================
====================================================================================================================================
                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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

Explanation of Responses:

                   /s/ James J. McNamara                       04/26/02
                   --------------------------------            ---------------
                   ** Signature of Reporting Person                 Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).